eBay Inc. 2065 Hamilton Avenue San Jose, CA 95125

June 14, 2013

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington D.C. 20549

Attention:	Mr. Andrew D. Mew
Mr. Jarrett Torno
Ms. Donna Di Silvio

Re:	eBay Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 1, 2013
File No. 000-24821

Ladies and Gentlemen:

Thank you for your letter dated June 7, 2013 addressed to eBay Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, page 72

1.	We note your response to comment 2 in our letter dated May 9, 2013. Please expand your accounting policy disclosure within your footnotes on page F-11 to disclose the requirement to hold liquid assets equal to at least 100% of customer balances, that customer deposits held as direct claims against you represent cash or cash equivalents, and that you have elected to restrict these funds and classify them separately on your consolidated balance sheets.

Company response:

We confirm that we will expand our accounting policy disclosure within the footnotes to our financial statements in future filings on Form 10-K to include language to the effect requested by the Staff as set forth above, with appropriate modifications to reflect facts and circumstances.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-6

2.	We note your response to comment 3 in our letter dated May 9, 2013. It is our understanding that the line items “Funds receivable and customer accounts” and “Funds payable and amounts due to customers” within the financing activities section of your consolidated statement of cash flows represents the net change in the related balance sheet line items. If our understanding is incorrect, please advise. Otherwise, please clearly indicate that these amounts are presented net.

Company response:

We confirm the Staff’s understanding that the foregoing line items in our consolidated statement of cash flows represent the net change in the related balance sheet line items and we will indicate that these are net amounts in future filings on Form 10-K and 10-Q by including the word “net” in such line items in our consolidated statements of cash flows.

*        *        *

In the instances indicated above, we believe that revisions in response to Staff’s comments will enhance our disclosure. However, we believe that the filing in question substantially complies with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-967-4123). In addition, you are welcome to contact any of the following lawyers at Sidley Austin LLP: Eric Haueter (415-772-1231) or Gary Gerstman (312-853-2060).

Very truly yours,

eBay Inc.

By:	/s/ Brian J. Doerger
Name:	Brian J. Doerger
Title:	Vice President, Chief Accounting Officer

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